Exhibit 12-46
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
(Millions of Dollars)	2010	2009	2008	2007	2006
Earnings:
Pretax earnings	$944	$782	$819	$1,155	$536
Adjustments	40	4	(3)	(4)	(4)
Fixed charges	567	572	540	562	558

Net earnings	$1,551	$1,358	$1,356	$1,713	$1,090

Fixed charges:
Interest expense	$543	$545	$503	$533	$525
Adjustments	24	27	37	29	33

Fixed charges	$567	$572	$540	$562	$558

Ratio of earnings to fixed charges	2.74	2.37	2.51	3.05	1.95